Contact

www.linkedin.com/in/ranga-nathan-ba243231 (LinkedIn)

Top Skills

Coal

Leadership Development

Microsoft Excel

Ranga Nathan

President Director/Owner, PT Laminar International/Jakarta, Laminar Associates (Laminar Apartmentss), Palakkad, India

Jakarta

Experience

PT Laminar International

Director

April 2005 - Present (17 years 2 months)

PT Laminar International. Jakarta, Laminar Associates (Laminar Apartmentss), Palakkad, India

President Director

April 2005 - Present (17 years 2 months)

Jakarta, Indonesia/Palakkad, India

Established PT Laminar International in 2005, as an associate company of Lamianr Group founded in 1995.

Education

Govt Victoria College, Palakkad

Bachelor of Arts (B.A.), Economics · (1964 - 1969)

Nurani Hindu High School, Palakkad

SSLC, General · (1961 - 1964)